c   a



17009692

SEC
Mail Processing
Section

SI

MAR 0 6 2017

Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42701

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2016_____ AND ENDING_____12/31/2016_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bley Investment Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____4200 S Hulen Street, suite 519_____
                          (No. and Street)

Fort Worth	TX	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Laura Bley_____817-732-2442_____
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Dollar Logsdon CPA_____
                          (Name – if individual, state last, first, middle name)

3208 Jameston Drive	Flower Mound,	TX	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Laura Bley_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Bley Investment Group, Inc._____ , as of _____December 31_____ , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
Agustina Lopez
My Commission Expires
04/25/2020
ID No. 124898281
```

_____
Signature

_____Presidend_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Bley Investment Group, Inc.
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Contents

 **Dollar Logsdon CPA**

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and Board of Directors of Bley Investment Group, Inc.

We have audited the accompanying statement of financial condition of Bley Investment Group, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that the audit evidence that was obtained is sufficient and appropriate to provide a reasonable basis for the audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted to form an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented to provide additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Dollar Logsdon, Certified Public Accountant

Flower Mound, Texas
February 2, 2017

CPA & Advisor

BLEY INVESTMENT GROUP, INC.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	386,243
Commissions receivable		48,885
Securities owned		-
Clearing deposit		100,000
Prepaid expenses		16,574
Property and equipment, net		491
TOTAL ASSETS	$	552,193

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued expenses	$	6,085
Federal income tax payable-Parent		2,001
Deferred tax liability		8,936
TOTAL LIABILITIES		17,022

Stockholder's Equity

Common stock, $0.001 par value, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	134,631
Retained earnings	399,540
TOTAL STOCKHOLDER'S EQUITY	535,171
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 552,193

The accompanying notes are an integral part of these financial statements.

BLEY INVESTMENT GROUP, INC.
Statement of Income
Year Ended December 31, 2016

Revenue

Securities commissions	$	690,785
Interest income		473
TOTAL REVENUE		691,258

Expenses

Clearing charges	81,048
Communications	45,223
Compensation and related costs	413,419
Occupancy and equipment costs	38,237
Professional fees	24,435
Promotion	11,306
Regulatory fees and expenses	7,966
Other expenses	42,663
TOTAL EXPENSES	664,297
Net Loss before other gain and provision for income taxes	26,961

Other Gain

Realized gain on marketable equity securities	2,632
Unrealized loss on securities owned	(1,887)
Net Loss before provision for income taxes	27,706

Provision for income taxes	
Current tax benefit - federal	2,001
Deferred tax expense - federal	2,954
Provision for income taxes	4,955

NET INCOME	$	22,751

The accompanying notes are an integral part of these financial statements.

BLEY INVESTMENT GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:

Net Income	$ 22,751
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Realized gain on marketable equity securities	(2,632)
Unrealized loss on securities owned	1,887
Depreciation	549
Deferred tax expense	2,954
Changes in assets and liabilities	
Increase in commissions receivable	(32,444)
Decrease in prepaid expenses	5,733
Increase in accrued expenses	5,568
Increase in federal income tax payable-Parent	2,001
Net cash provided by operating activities	6,367

Cash flows from financing activities:

Proceeds from sale of marketable equity securities	11,062
Net Increase in cash	17,429
Cash at beginning of year	368,814
Cash at end of year	$ 386,243

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for

Income taxes - federal	$ -
Income taxes - state	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

BLEY INVESTMENT GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2015	1,000,000	$ 1,000	$ 134,631	$ 376,789	$ 512,420
Dividends paid	-	-	-	-	-
Net Income	-	-	-	22,751	22,751
Balances at December 31, 2016	1,000,000	$ 1,000	$ 134,631	$ 399,540	$ 535,171

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Bley Investment Group, Inc., (the Company) was organized in May 1990 as a Texas corporation. The Company is a wholly owned subsidiary of Bley Investment Group Holdings, Inc. (Parent). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company's customers are primarily individuals and institutions located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, operating under a tri-party clearing agreement, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Securities Owned</u>

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* The increase or decrease in fair value is credited or charged to operations.

<u>Property and Equipment</u>

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years.

<u>Security Transactions</u>

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

<u>Income Taxes</u>

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent.

As of December 31, 2016, open Federal tax years subject to examination include the tax years ended December 31, 2013 through December 31, 2015.

The Company is also subject to various state income taxes.

Note 2 - <u>Transactions with Clearing Broker/Dealer</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

BLEY INVESTMENT GROUP, INC.
Notes to Financial Statements
December 31, 2016

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $493,189, which was $393,189 in excess of its net capital requirements of $100,000. The Company's net capital ratio was 0.016 to 1.

Note 4 - Fair Value / Securities Owned

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Note 4 - Fair Value / Securities Owned (continued)

8

BLEY INVESTMENT GROUP, INC.
Notes to Financial Statements
December 31, 2016

Transfers between levels are recognized at the end of the reporting period. During 2016, the Company recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Company during 2016.

At December 31, 2016, no securities were owned by the Company.

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 13,783
Office equipment	33,858
	47,641
Accumulated depreciation	(47,150)
	$ 491

Depreciation expense for the year was $549 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Income Taxes

The Parent, filing a federal consolidated income tax return with the Company, allocated the Company's share of federal income taxes. For the year ended December 31, 2016, the Company recorded income taxes payable to Parent and current tax expense-federal of $2,001 related to the allocated federal income tax due.

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to the effect of the Parent filing its tax return using the cash basis method of accounting. The Company's net deferred tax liability of $8,936 results from the future taxable income related to the cash basis method of accounting, cumulative unrealized gains on securities owned and accelerated depreciation used for tax purposes.

Note 7 - Commitments

The office lease for the facilities occupied by the Company is in the name of the majority shareholders of the Parent; however, the rent due under the lease is paid by the Company. Rent expense for the year was $31,634 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 8 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

At various times during the year, the Company maintains cash balances at a Texas bank in excess of federally insured amounts. At December 31, 2016, the Company's uninsured cash balances totaled $136,243.

The Company has commissions receivable, a clearing deposit, and securities owned held by or due from the Company's clearing broker/dealer totaling $148,885, or approximately 27% of its total assets.

Note 10 - Related Party Transactions/Economic Dependency/Concentration of Services

The Company paid consulting fees to the Parent totaling $6,500 for the year ended December 31, 2016, which are included in professional fees in the accompanying statement of income.

Two registered securities representatives of the Company, who are also officers of the Company and shareholders of the Parent, generated approximately 64% of the Company's revenue and were due and paid approximately 46% of the Company's compensation and related costs for the year ended December 31, 2015. The Company is economically dependent upon these individuals due to the concentration of services provided by them.

Note 10 - **Related Party Transactions/Economic Dependency/Concentration of Services (continued)**

The office lease for the facilities occupied by the Company is in the name of the majority shareholders of the Parent; however, the rent due under the lease is paid by the Company (see Note 7).

Note 11 - **Retirement Plan**

The Company adopted a SIMPLE IRA (Plan) effective in 1997. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled $5,382 for the year ended December 31, 2016, which are included in compensation and related costs in the accompanying statement of income.

Note 12 - **Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2016, through February 2, 2017, the date which the financial statements were available to be issued.

BLEY INVESTMENT GROUP, INC.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2016

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	535,171
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		11,917
Prepaid expenses		16,574
Property and equipment, net		491
Other Deductions		13,000
Total deductions and/or charges		41,982
Net capital before haircuts		493,189
Haircuts on securities:		
Securities owned		-
Net Capital	$	493,189
Aggregate indebtedness		
Accrued expenses	$	6,085
Federal income tax payable-Parent		2,001
Total aggregate indebtedness	$	8,086
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or		
6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	393,189
Ratio of aggregate indebtedness to net capital		0.016 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by Bley Investment Group, Inc. on Form X-17A-5. Accordingly, no

reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Stmt. Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Bley Investment Group, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

<u>SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)</u>

Bley Investment Group, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2016, which were agreed to by Bley Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Bley Investment Group, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Bley Investment Group, Inc.'s management is responsible for Bley Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of January 01, 2016 through December 31, 2016, (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas

February 2, 2016

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
19*19*******2718********************MIXED AADC 220
42701   FINRA   DEC
BLEY INVESTMENTS GROUP INC
4200 S HULEN ST STE 519
FORT WORTH TX 76109-4911
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ ___721___

   B. Less payment made with SIPC-6 filed **(exclude interest)**   (___443___)

      _3/23/16 & 7/27/16_
        Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ ___278___

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐
      Total (must be same as F above) $ ___278___

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bley Investment Group, Inc
(Name of Corporation, Partnership or other organization)

Laura Bley
(Authorized Signature)

Dated the _17_ day of _January_, 20 _17_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:



February 2, 2017

Nathan Tuttle, CPA
3208 Jameston Dr.
Flower Mound, TX 75028
Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Bley Investment Group, Inc.,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. We have met the identified exemption from January 1, 2016 through December 31, 2016, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Laura Bley
President
Bley Investment Group, Inc.

2-2-2017
Date

4200 S. Hulen Street, Suite 519, Fort Worth, TX 76109 • Phone: (817) 732-2442 • (800) 959-BICI • Fax (817) 732-5997
www.bleyinvestments.com
Member FINRA • SIPC

16

 

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

EXEMPTION REVIEW REPORT

Laura Bley
Bley Investment Group, Inc.
4200 S. Hulen Street
Suite 519
Fort Worth, Texas 76109

Dear Laura Bley:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Bley Investment Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bley Investment Group, Inc.Bley Investment Group, Inc. clamed an exemption from 17 C.F.R. § 240.15c3- 3(k)(2)(ii) "will not hold customer funds or safe-keep customer securities." Bley Investment Group, Inc. stated that the firm met the identified exemption provisions throughout the most recent fiscal year without exception. Bley Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bley Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon, Certified Public Accountant

Flower Mound, Texas
February 2, 2017

CPA & Advisor